Exhibit(4)(y)
GUARANTEED MINIMUM DISTRIBUTION RIDER
Pacific Life Insurance Company has issued this rider (“Rider”) as a part of the policy to which it is attached (“Policy”). Please read it carefully.
All provisions of the Policy that do not conflict with this Rider apply to this Rider. In the event of any conflict between the provisions of this Rider and the provisions of the Policy, the provisions of this Rider shall prevail over the provisions of the Policy.
BENEFIT SUMMARY
This Rider guarantees Distributions from the Policy up to an amount called the Guaranteed Annual Distribution on your exercise of the Rider. The Guaranteed Annual Distribution may be greater than a Distribution otherwise allowed under the Policy. To exercise the Rider the Exercise Conditions must be met. The amount and duration of the Distributions depend on the Distribution Option in effect, the Policy’s Accumulated Value, and any Policy Debt, all as of the Exercise Effective Date. After the Rider has been exercised, the Policy is guaranteed not to lapse as long as there have been no Distributions in excess of the Maximum Allowable Distribution. The Rider benefits are described in detail in the Rider Provisions.
RIDER PROVISIONS
Net Accumulated Value — The Net Accumulated Value is the Policy’s Accumulated Value less any Policy Debt.
Distribution — A Distribution is a payment from the Policy’s Accumulated Value to you, or to a person designated by you. This includes a requested withdrawal, a loan, a withdrawal necessary to maintain the policy’s qualification as life insurance under federal tax law, or any combination thereof. Requested Distributions taken under this Rider will be in the form of a withdrawal to the extent that such Distributions are not includible in gross income according to federal tax law, after which Distributions will be taken as policy loans.
Distribution Period — The Distribution Period is the period of time during which Distributions under this Rider may be taken. This period of time is determined by the Distribution Option that you elect.
Exercise Effective Date — The Exercise Effective Date is the effective date that you exercise this Rider. To exercise this Rider you must send us a Written Request. The Exercise Effective Date will be the Monthly Payment Date on or next following the date we receive your Written Request to exercise this Rider or, if later, the date all Exercise Conditions have been met. If you exercise your right to reset this Rider, the date the Rider is reset will become the new Exercise Effective Date.
Guaranteed Distribution Basis — The Guaranteed Distribution Basis is determined as of the Exercise Effective Date or any later reset date and is equal to the Net Accumulated Value as of such date. The Guaranteed Distribution Basis does not change during the Distribution Period, unless you elect to reset the Rider.
Guaranteed Annual Distribution — The Guaranteed Annual Distribution is the guaranteed amount you may take as Distributions each Policy Year during the Distribution Period. Distributions taken in any Policy Year under this Rider may be for an amount less than or equal to the Guaranteed Annual Distribution, and may be taken any time during the Distribution Period. Calculation of the Guaranteed Annual Distribution is described in the Distribution Option provision of this Rider.
Distribution Option —The Distribution Option you elect will determine both the Distribution Period and the amount of the Guaranteed Annual Distribution. Once elected, the Distribution Option cannot be changed unless you elect to reset the Rider. When you exercise this Rider, you may elect one of the following two Distribution Options:
Age 100 Option — The Distribution Period under this option is the period of time from the Exercise Effective Date until the earlier of the Insured’s Age 100 or the Insured’s death. The Guaranteed Annual Distribution under this option is equal to the Policy’s Accumulated Value multiplied by the Guaranteed Distribution Percentage for the Insured’s Attained Age as shown in the Policy Specifications, with the result reduced by 5% of any Policy Debt, all as of the Exercise Effective Date; or

Principal Option — The Distribution Period under this option is the period of time until the total Guaranteed Annual Distributions paid to you are at least equal to the Guaranteed Distribution Basis. The Guaranteed Annual Distribution under this option is equal to the Policy’s Accumulated Value multiplied by the Guaranteed Distribution Percentage for the Insured’s Attained Age as shown in the Policy Specifications, with the result reduced by 7% of any Policy Debt, all as of the Exercise Effective Date. The Principal Option, including any reset under the Principal Option, is not available on or after the Insured’s Age 95.
Rider Charge — There is a monthly charge for this Rider. The amount of the charge varies depending on whether or not the Rider has been exercised. The charge is shown in the Policy Specifications. The charge ceases at the earlier of the end of the Distribution Period or at Age 100 of the Insured.
Exercise Conditions — To exercise the Rider, or reset the Rider after exercise, each of the following conditions must be true as of the Exercise Effective Date:
1.	The Insured is at least Age 55.

2.	The Death Benefit Option is Option A. If the Policy’s Death Benefit Option is not Option A, you must first make a Written Request to change the Death Benefit Option to Option A before exercising this Rider.

3.	No riders with regularly scheduled charges are in effect, other than this Rider and any term insurance rider on the Insured. If any such riders are in effect, you must make a Written Request to terminate the riders before exercising this Rider.

4.	No increase in Face Amount of any term insurance rider on the Insured is scheduled to take effect after the exercise of this Rider. If any such increase in Face Amount is scheduled, you must make a Written Request to cancel the increase before exercising this Rider.

5.	Any substandard rating has expired.

6.	Any amounts allocated to the Variable Accumulated Value are allocated under an eligible asset allocation model (see the “Asset Allocation Requirement” provision).

7.	a) The Policy’s Accumulated Value is at least 200% of the Face Amount, and the Guaranteed Annual Distribution is greater than or equal to the negative of the Guideline Level Premium; or
b) The Policy’s Accumulated Value is at least equal to the Exercise Eligibility Percentage shown in the Policy Specifications multiplied by the Face Amount, and the Guaranteed Annual Distribution is greater than or equal to the negative of the Guideline Level Premium and less than or equal to $1 plus the negative of the Guideline Level Premium. The Guideline Level Premium is shown in the Policy Specifications or in a later Supplemental Schedule of Coverage.
If any policy change needed to meet the exercise conditions of this Rider would cause the Policy to become classified as a Modified Endowment Contract for federal tax purposes, you will first need to provide a Written Request to accept a Modified Endowment Contract classification for this Policy. In such case, you should first consult your tax advisor.
Asset Allocation Requirement — To exercise this Rider and to have it continue In Force, any allocation to the Variable Options must be done under an asset allocation model (“model”) of an asset allocation program established and maintained by us. Not all models we offer under our available asset allocation programs may be used under this Rider. You may contact us to find out what models are available at any given time for the purpose of this requirement.

Asset allocation is the allocation of Net Premium among asset classes and involves decisions about which asset classes should be selected and how much of the Policy’s total Accumulated Value should be allocated to each asset class. The theory of asset allocation is that diversification among asset classes can help reduce volatility over the long-term.
You need to determine which model is best suited to your financial needs, investment time horizon, and willingness to accept investment risk. You should periodically review these factors with your registered representative to determine if you should change models to keep up with changes in your personal circumstances.
At the time you select a model, the Variable Accumulated Value will be allocated according to that model. Subsequent Net Premiums will also be allocated accordingly, unless otherwise instructed by you in writing. If any allocation is made to a Variable Option other than under an eligible model, this Rider will terminate and no further benefits will be provided by the Rider.
Each model is evaluated periodically (generally, annually) to assess whether the combination of Variable Options within each model should be changed to better seek to optimize the potential return for the level of risk tolerance intended for the model. As a result of the periodic analysis, each model may change and Variable Options may be added to a model (including Variable Options not currently available), or deleted from a model, as a result of the annual analysis. This means your allocations, and potentially the underlying Variable Options, may change and your Variable Accumulated Value may be rebalanced. The Accumulated Value and any subsequent Net Premiums will be automatically allocated each year in accordance with any new allocation percentage or any added Variable Option as a result of such analysis.
You may also allocate premiums to any allowable Fixed Option available under the Policy.
Resetting the Rider — You may elect to reset this Rider by a Written Request. In such case the effective date for resetting the Rider will be the Policy Anniversary on or next following the date we receive your Written Request. The Reset Charge Basis is equal to the Net Accumulated Value immediately prior to reset plus the total Distributions taken since the most recent Exercise Effective Date minus the Guaranteed Distribution Basis prior to reset. If you elect to reset:
1. You may elect a new Distribution Option, resulting in a new Distribution Period;
2.	The Guaranteed Annual Distribution will be recalculated as of the new Exercise Effective Date as described in the Distribution Option provision; and
3.	A reset charge will be deducted from the Accumulated Value if the Reset Charge Basis is greater than zero. The reset charge will not exceed the Reset Charge Basis multiplied by the Reset Charge Rate shown in the Policy Specifications as of the effective date for resetting the Rider.
Reduction in Face Amount Due to Withdrawals — Any withdrawal which occurs during a Distribution Period will affect the Face Amount as provided by the terms of the policy including the following:
•	If the total Distributions taken, excluding loans and also excluding withdrawals includible in gross income according to federal tax law, are less than the total premiums paid, we will limit any reduction in Face Amount so that the negative of your Policy’s Guideline Level Premium will not be greater than the Guaranteed Annual Distribution; and
•	If the total Distributions taken, excluding loans and also excluding withdrawals includible in gross income according to federal tax law, are at least equal to the total premiums paid, we will reduce the Policy’s Face Amount so that the Policy’s Death Benefit willbe equal to the Minimum Death Benefit under the Policy while the Policy continues In Force. In such case, because the Policy’s Death Benefit will not depend on the Face Amount, we will set the Face Amount to a minimal amount we establish for this purpose. The Policy’s Face Amount will show on your Policy’s Annual Report.
If immediate reduction in Face Amount, as required by this provision, would cause the Policy to become a Modified Endowment Contract, such reduction may be deferred until such time as the reduction would not cause the Policy to become a Modified Endowment Contract.

Guaranteed Maximum Distribution Credit — This rider has a no-lapse feature after exercise of the Rider. If the Net Accumulated Value on any Monthly Payment Date after exercise is less than the sum of the Monthly Deduction plus any Guaranteed Annual Distribution not yet taken in the current Policy Year, we will increase your Policy’s Accumulated Value in the Fixed LT Account by an amount called the Guaranteed Maximum Distribution Credit. The Guaranteed Maximum Distribution Credit is equal to A + B, where:
A =	the Monthly Deduction for the current Policy Month plus the difference between the interest charged on any Policy loan and the interest credited on the Loan Account, and

B =	the Distribution Factor for the current Policy Month, as described in the “Exceeding the Guaranteed Annual Distribution” provision.
Once a Guaranteed Maximum Distribution Credit has been applied to your Policy’s Fixed LT Account, any elective transfer from the Fixed LT Account will terminate this Rider.
Exceeding the Guaranteed Annual Distribution — If a Distribution results in the total Distributions in any Policy Year exceeding the Guaranteed Annual Distribution, and if such Distribution exceeds the Maximum Allowable Distribution, as described in this provision, this Rider will terminate and no benefit will be provided by the Rider.
Reducing The Guaranteed Annual Distribution — If a Distribution results in the total Distributions in any Policy Year exceeding the Guaranteed Annual Distribution, but if such Distribution does not exceed the Maximum Allowable Distribution, we will reduce the Guaranteed Annual Distribution. In such case, the reduced Guaranteed Annual Distribution will be effective immediately and will apply for future Policy Years. The reduced Guaranteed Annual Distribution will be equal to the Guaranteed Annual Distribution before reduction multiplied by (A - B) / (A - C), where:
A =	Maximum Allowable Distribution;

B =	Current Distribution taken; and

C =	Greater of zero or the result of the Guaranteed Annual Distribution minus the total Distributions taken in current Policy Year immediately prior to the current Distribution.
Maximum Allowable Distribution — Each time you take a Distribution, we calculate, immediately prior to that Distribution, a Maximum Allowable Distribution, which is determined by the Distribution Option in effect. You may contact us to find out your Policy’s current Maximum Allowable Distribution.
For the Age 100 Option, the Maximum Allowable Distribution equals A - B, or if greater, C - D - ((1 - (E / .05)) x F), where:
A =	Guaranteed Annual Distribution;

B =	Total Distributions taken in the current policy year determined immediately prior to the calculation;

C =	Accumulated Value immediately prior to the calculation;

D =	Policy Debt immediately prior to the calculation;

E =	Guaranteed Distribution Percentage for the Insured’s Attained Age as shown in the Policy Specifications; and

F =	Greater of the Face Amount or the Accumulated Value.
For the Principal Option, the Maximum Allowable Distribution equals A - B, or if greater, the lesser of (C - D - ((1 - (E / .07)) x F)) or (G - H), where:
A through F are the same as for the Age 100 Option shown immediately above;

G =	Guaranteed Distribution Basis; and

H =	the Cumulative Distribution Factor immediately prior to the calculation.
Cumulative Distribution Factor — The Cumulative Distribution Factor is zero on the Exercise Effective Date and is calculated each time a Distribution is taken. If a Guaranteed Maximum Distribution Credit has not previously been paid, the Cumulative Distribution Factor is equal to the total Distributions since the Exercise Effective Date. If a Guaranteed Maximum Distribution Credit has previously been paid, the Cumulative Distribution Factor is equal to the Cumulative Distribution Factor immediately prior to the current Distribution, if any, plus the current Distribution Factor.

Distribution Factor — The Distribution Factor is equal to zero on the Exercise Effective Date and on any day other than a Policy Anniversary. On any Policy Anniversary after the Exercise Effective Date, the Distribution Factor is equal to the Guaranteed Annual Distribution for the Age 100 Option, and for the Principal Option it is equal to zero if the most recent Cumulative Distribution Factor is at least equal to the Guaranteed Distribution Basis, otherwise it is equal to the lesser of the Guaranteed Annual Distribution or the result of the Guaranteed Distribution Basis minus the Cumulative Distribution Factor immediately prior to the current Distribution, if any.
Reinstatement — If the Policy lapses before the Rider has been exercised, and the Policy is later reinstated, the Rider will also be reinstated. If the Policy lapses after the Rider has been exercised, and the Policy is later reinstated, the Rider will not be reinstated.
Tax Qualification as Life Insurance and Modified Endowment Contract Status — As stated in the Policy to which this rider is attached, this policy is intended to qualify as a life insurance contract for federal tax purposes, and the death benefit under this policy is intended to qualify for federal income tax exclusion. Further, this policy is intended to qualify as a life insurance contract that is not a Modified Endowment Contract for federal tax purposes. No provisions of this rider are intended to modify any of the policy’s federal tax qualification provisions. Please see your Policy for additional related provisions.
Effective Date — This Rider is effective on the Policy Date unless otherwise stated. It will end on the earliest of:
1.	your Written Request to terminate this Rider;

2.	termination of the Policy; or

3.	Any of the following, if requested after the Exercise Effective Date
a)	an increase in the Policy’s Face Amount,

b)	a change in the Death Benefit Option,

c)	any Distribution that exceeds the Maximum Allowable Distribution,

d)	any transfer from the Fixed LT Account, if prior to such transfer a Guaranteed Maximum Distribution Credit has been made,

e)	addition of any rider with Policy charges, or

f)	allocation of any portion of the Accumulated Value to an Investment Option other than a Fixed Option or an eligible Asset Allocation model.
Signed for Pacific Life Insurance Company,

Chairman and Chief Executive Officer	Secretary

POLICY NUMBER: VF99999990
POLICY SPECIFICATIONS

SUMMARY OF COVERAGES EFFECTIVE ON THE POLICY DATE

SECTIONS FOR OTHER COVERAGES

R06GMD	GUARANTEED MINIMUM DISTRIBUTION RIDER

MONTHLY CHARGE FOR THIS RIDER

	BEFORE EXERCISE OF RIDER:	[0.00417]% OF NET ACCUMULATED VALUE

	AFTER EXERCISE OF RIDER:	[0.04167]% OF THE GUARANTEED DISTRIBUTION BASIS

	EXERCISE ELIGIBILITY PERCENTAGE:	[120%]
TABLE OF MAXIMUM GUARANATEED RESET CHARGE RATES

YEARS*	RESET CHARGE RATE
[0]	[25]%
[1]	[15]%
[2]	[12]%
[3]	[10]%
[4]	[8]%
[5+]	[0]%
*NUMBER OF YEARS COMPLETED SINCE MOST RECENT EXERCISE EFFECTIVE DATE

Page 3.1

POLICY NUMBER: VF99999990
POLICY SPECIFICATIONS
TABLE OF GUARANTEED DISTRIBUTION PERCENTAGES
GUARANTEED MINIMUM DISTRIBUTION RIDER
THE RATES BELOW ARE GUARANTEED DISTRIBUTION PERCENTAGES AND DEPEND ON THE DISTRIBUTION OPTION ELECTED.

ATTAINED AGE	AGE 100 OPTION	PRINCIPAL OPTION	ATTAINED AGE	AGE 100 OPTION	PRINCIPAL OPTION
55	[4.26]%	[5.50]%	80	[4.73]%	[6.40]%
56	[4.29]%	[5.50]%	81	[4.73]%	[6.40]%
57	[4.32]%	[5.60]%	82	[4.74]%	[6.40]%
58	[4.35]%	[5.60]%	83	[4.74]%	[6.40]%
59	[4.37]%	[5.70]%	84	[4.75]%	[6.40]%
60	[4.40]%	[5.70]%	85	[4.75]%	[6.50]%
61	[4.42]%	[5.80]%	86	[4.76]%	[6.50]%
62	[4.45]%	[5.80]%	87	[4.77]%	[6.50]%
63	[4.47]%	[5.90]%	88	[4.79]%	[6.50]%
64	[4.49]%	[5.90]%	89	[4.81]%	[6.60]%
65	[4.52]%	[6.00]%	90	[4.83]%	[6.60]%
66	[4.54]%	[6.00]%	91	[4.87]%	[6.70]%
67	[4.56]%	[6.10]%	92	[4.90]%	[6.70]%
68	[4.58]%	[6.10]%	93	[4.92]%	[6.80]%
69	[4.60]%	[6.20]%	94	[4.94]%	[6.80]%
70	[4.63]%	[6.20]%	95+	[N/A]	N/A]
71	[4.65]%	[6.20]%
72	[4.67]%	[6.30]%
73	[4.69]%	[6.30]%
74	[4.70]%	[6.30]%
75	[4.71]%	[6.40]%
76	[4.71]%	[6.40]%
77	[4.72]%	[6.40]%
78	[4.72]%	[6.40]%
79	[4.72]%	[6.40]%

Page 3.2